1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC January 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — February 9, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for January 2007: on an unconsolidated basis, sales were NT$20,851 million, a decrease of 6.8 percent from December 2006 and a decrease of 20.3 percent from January 2006.
On a consolidated basis, net sales for January 2007 were NT$ 21,389 million, a decrease of 6.5 percent from December 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
January	20,851	26,178	(20.3)

* Year 2007 figures have not been audited.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
February 09, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Jan.	Net sales	20,851,395	26,177,607
2)	Funds lent to other parties (in NT$ thousand) None.

3)	Endorsements and guarantees (in NT$ thousand) None.

4)	Financial derivative transactions (in NT$ thousand) TSMC Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	839,030	26,042,520	983,130	983,130
	Mark to Market
	Profit/Loss	3,541	(254,498)	3,321	(3,363)
Expired Contracts	Notional Amount	—	16,691,310	327,710	327,710
	Realized Profit/Loss	—	(93,671)	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	17,611	—	—	—
	Mark to Market
	Profit/Loss	(101)	—	—	—
Expired Contracts	Notional Amount	11,411	—	—	—
	Realized Profit/Loss	(244)	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 9, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer